Filed pursuant to General Instruction II.L
of Form F-10; File No. 333-140039.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This prospectus supplement, together with the short form base shelf prospectus dated February 9, 2007 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus and in this prospectus supplement, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this prospectus supplement and in the short form base shelf prospectus to which it relates from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Neurochem at 275 Armand-Frappier Boulevard, Laval, Québec H7V 4A7 telephone (450) 680-4500. For the purposes of the Province of Québec, this prospectus supplement contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Neurochem at the above-mentioned address and telephone number.
PROSPECTUS SUPPLEMENT DATED MAY 8, 2007
to Short Form Base Shelf Prospectus dated February 9, 2007
Secondary Offering
NEUROCHEM INC.
Up to US$13,000,000 aggregate principal amount of Notes
Up to 659,335 Common Shares
This prospectus supplement relates to the offering (the “Initial Resale”) to the public by the Selling Securityholders (as defined herein) of up to US$13,000,000 aggregate principal amount of Notes of Neurochem Inc. (“Neurochem,” the “Company,” or “we”) and up to 659,335 Common Shares issuable on conversion of the Notes in Canada and the United States. The Common Shares are listed on The Nasdaq Global Market (“NASDAQ”) under the symbol “NRMX” and on the Toronto Stock Exchange (“TSX”) under the symbol “NRM.” On May 7, 2007, the last trade of the Common Shares on NASDAQ was at US$9.40 per share and the closing price on the TSX was CDN$10.27 per share.
Neurochem is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. Neurochem prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements prepared in accordance with generally accepted accounting principles of the United States (“US GAAP”).
The ability of United States investors to enforce civil liabilities under United States federal securities laws may be affected adversely because Neurochem is incorporated under the laws of Canada, most of its officers and directors and most of the experts named in this prospectus supplement are Canadian residents, and most of Neurochem’s assets and the assets of said persons are or may be located outside the United States.
Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved, disapproved or otherwise passed upon the securities offered hereby or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Owning our Notes and/or Common Shares may subject you to tax consequences both in the United States and Canada. Neither this prospectus supplement nor our short form base shelf prospectus dated February 9, 2007 (the “Final Prospectus” and, collectively with this prospectus supplement, the “Prospectus”) may describe these consequences fully. You should consult your own tax advisor with respect to your own particular circumstances.
Our business and an investment in our Notes and/or Common Shares involve significant risks. See the section entitled “Risk Factors” in the Final Prospectus.
Capitalized terms used but not defined in this prospectus supplement have the meanings ascribed thereto in the Final Prospectus.
You should rely only on the information contained or incorporated by reference in the Prospectus. Neurochem has not authorized anyone to provide you with information different from that contained in the Prospectus or incorporated herein by reference. The Selling Securityholders are offering to sell the Notes and Common Shares and seeking offers to buy the Notes and Common Shares only in the jurisdictions where offers and sales are permitted. Unless otherwise indicated, the information contained in the Prospectus is accurate only as at the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or any sale of Notes or Common Shares.

Risk factors
Investing in our Common Shares involves a significant amount of risk. You should carefully consider the risks described below, together with all of the other information included in this Prospectus (including the risk factors described in the Final Prospectus) and the documents incorporated by reference into this Prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be adversely affected. In such an event, the trading price of our Common Shares could decline and you may lose part or all of your investment. Any reference in this section to our “products” includes a reference to our product candidates and future products we may develop.
RISKS RELATED TO THE MAY 2007 PRIVATE PLACEMENT OF 2007 NOTES AND WARRANTS
A large number of Common Shares may be issued upon conversion of the 2007 Notes and exercise of the Warrants. The sale or availability for sale of these shares may depress the price of our Common Shares.
Up to 9,694,832 Common Shares are currently issuable under the 2007 Notes (as defined herein) and the Warrants (as defined herein). This number may increase substantially if approved by our shareholders. To the extent that initial purchasers of 2007 Notes and Warrants sell Common Shares issued upon conversion of the 2007 Notes or exercise of the Warrants, our Common Share price may decrease due to the additional selling pressure in the market. The risk of dilution from issuances of shares under the 2007 Notes and Warrants may cause shareholders to sell their Common Shares, which could further contribute to any decline in the Common Share price.
The sale of Common Shares issued upon conversion of the 2007 Notes and exercise of the Warrants could encourage short sales by third parties which could further depress the price of the Common Shares.
Any downward pressure on the price of Common Shares caused by the sale of Common Shares issued upon conversion of the 2007 Notes and exercise of the Warrants could encourage short sales by third parties. In a short sale, a prospective seller borrows Common Shares from a shareholder or broker and sells the borrowed Common Shares. The prospective seller hopes that the Common Share price will decline, at which time the seller can purchase Common Shares at a lower price for delivery back to the lender. The seller profits when the Common Share price declines because it is purchasing Common Shares at a price lower than the sale price of the borrowed Common Shares. Such sales could place downward pressure on the price of our Common Shares by increasing the number of Common Shares being sold, which could further contribute to any decline of our Common Share price.
We cannot predict the actual number of Common Shares that we will issue upon conversion of the 2007 Notes and exercise of the Warrants. The number of Common Shares that we will issue under the 2007 Notes and the Warrants will depend on the market price of our Common Shares.
The actual number of Common Shares that we will issue upon conversion of the 2007 Notes and upon exercise of the Warrants is uncertain. The number of Common Shares issuable upon conversion of the 2007 Notes and upon exercise of the Warrants will fluctuate based on the market price of our Common Shares and depending on the decision of the FDA in respect of eprodisate (KIACTA™) and the results of the North American Phase III clinical trial for tramiprosate (ALZHEMED™). Holders of 2007 Notes and Warrants will receive more Common Shares if our Common Share price declines.
Future issuances of securities and hedging activities may depress the trading price of our Common Shares.
Any issuance of equity securities after this offering, including the issuance of shares upon conversion of the 2007 Notes and upon exercise of the Warrants, could dilute the interests of our existing shareholders, and could substantially decrease the trading price of Common Shares. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of options or for other reasons. As of March 31, 2007, there were:
➢	2,680,902 Common Shares issuable upon exercise of outstanding options, at a weighted average exercise price of CDN$17.43 per share, of which options to purchase 1,502,986 shares were exercisable;
➢	2,166,515 Common Shares available for future grant under our stock option plan and an agreement to issue up to 220,000 Common Shares to our President and Chief Executive Officer as of March 31, 2007;
➢	2,134,471 Common Shares initially issuable upon conversion of the Notes;
➢	6,309,148 Common Shares initially issuable upon conversion of the 2007 Notes; and
➢	2,250,645 Common Shares initially issuable upon exercise of the Warrants.
We may also sell up to US$60 million of Common Shares under the ELOC facility.
In addition, the price of Common Shares could also be affected by possible sales of Common Shares by investors who view the 2007 Notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving our Common Shares. This hedging or arbitrage could, in turn, affect the trading price of our Common Shares.
Obtaining shareholder approval to increase the number of Common Shares issuable upon conversion of the 2007 Notes and exercise of the Warrants could dilute existing shareholders. Failure to obtain the shareholder approval required in connection with the 2007 Notes and the Warrants could have a negative impact on our financial position.
The conversion price of the 2007 Notes and exercise price of the Warrants may be decreased based on adjustments upon certain events, in certain cases, only if we obtain shareholder approval in accordance with the rules of the TSX. While shareholders holding approximately 33% of our outstanding Common Shares have agreed in writing to vote in favor of a proposal to obtain shareholder approval in this regard, there can be no assurance that such approval will be obtained.
Upon obtaining shareholder approval, and subject to the maximum and minimum conversion prices described in this prospectus, after we release the results of certain clinical trials and data, the conversion price of the 2007 Senior Notes may be adjusted to be 100% of the arithmetic average of the daily volume-weighted average price of the Common Shares on each trading day ending on the 20th trading day following the adjustment date. This conversion price may be settled in cash or Common Shares at our option, subject to a maximum amount of 24.9% of our issued and outstanding Common Shares, unless shareholder approval is obtained in order to issue a greater amount. We have undertaken to certain initial purchasers of 2007 Senior Notes that we would seek any required shareholder approval within six months after the issuance of the 2007 Senior Notes. The maximum amount of dilution that could result from such adjustments is approximately 40%, which could further contribute to any decline of our Common Share price.
Subject to the minimum price of US$6.00, in the event that we are unable to issue Common Shares to a holder of 2007 Notes upon conversion thereof, which may be the case if we are unable to obtain the required shareholder approval referred to above, we will make a cash payment to such holder for the differential based on the arithmetic average of the daily volume-weighted average price for the Common Shares on each trading day preceding the date of the relevant conversion. We cannot predict at this time the size of any such cash payments and any significant cash payment could have a material adverse effect on our financial position.
Forward-looking statements
The Prospectus and the documents incorporated by reference therein contain forward-looking statements concerning the business, operations, financial performance and condition of Neurochem. When used in the Prospectus the words “believe,” “anticipate,” “intend,” “estimate” and “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation and the possibility that actual results may vary once the final and quality-controlled verification of data and analyses have been completed. More detailed information about these and other factors is included in the Final Prospectus under the section entitled “Risk Factors”, as well as in other documents incorporated by reference in the Prospectus. Many of these factors are beyond our control; therefore, future events may vary substantially from what we currently foresee. You should not place undue reliance, if any, on such forward-looking statements. Neurochem disavows and is under no obligation to update or alter such forward-looking statements whether as a result of new information, future events or otherwise.
Exchange rate information
The following table sets forth:

➢	the noon exchange rates for one Canadian dollar, expressed in US dollars, in effect at the end of the periods indicated, as quoted by the Bank of Canada;

➢	the high and low noon exchange rates during such periods, as quoted by the Bank of Canada; and

➢	the average noon exchange rates for such periods.

	Year ended		Year ended		Year ended		Three months		Three months
	December 31,		December 31,		December 31,		ended March		ended March
	2004		2005		2006		31,2006		31,2007

Closing	US$	0.8308	US$	0.8577	US$	0.8581	US$	0.8568	US$	0.8674
High		0.8493		0.8690		0.9099		0.8832		0.8674
Low		0.7159		0.7872		0.8528		0.8528		0.8437
Average		0.7683		0.8254		0.8817		0.8659		0.8537
On May 7, 2007, the noon exchange rate for one Canadian dollar, expressed in US dollars, as quoted by the Bank of Canada, was US$0.9071.
Use of proceeds
The Notes and Common Shares being offered in connection with the Initial Resale are being sold entirely by the Selling Securityholders. Accordingly, there will be no proceeds received by us from the sale of Notes or Common Shares.
Capitalization and changes in loan and capital structure
The following replaces the “Capitalization and changes in the loan and capital structure” section contained in the Final Prospectus.
The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of March 31, 2007:

➢	on an actual basis; and

➢	on an as adjusted basis to give effect to the sale by private placement of a $40 million aggregate principal amount of 6% senior convertible notes due 2027 (the “2007 Senior Notes”) and a $40 million aggregate principal amount of 5% senior subordinated convertible notes due 2012 (the “2007 Junior Notes” and, collectively with the 2007 Senior Notes, the “2007 Notes”) and associated warrants to purchase an aggregate of 2,250,645 Common Shares (the “Warrants”), after deducting discounts and commissions and offering expenses we paid.
For your convenience, we have converted certain Canadian dollar amounts as of March 31, 2007 into US dollars at the rate of US$0.8674 per CDN$1.00 (the noon exchange rate quoted by the Bank of Canada on March 31, 2007). You should not view these currency translations as a representation that the Canadian dollar amounts actually represent the indicated US dollar amounts or could be or could have been converted into US dollars at the rates indicated or at any other rate.

	As of March 31, 2007
	Actual	As adjusted	Actual	As adjusted
	(CDN$)	(CDN$)	(US$)	(US$)
	(in thousands, except share and per share data)
Cash, cash equivalents and marketable securities	35,470	121,820	30,766	105,666

Notes	37,349	37,349	32,397	32,397
2007 Senior Notes (2)	—	34,390	—	29,829
2007 Junior Notes (2) (3)	—	34,889	—	30,263
Other long-term liabilities (1)	1,047	1,047	908	908

Total long-term liabilities	38,396	107,675	33,305	93,397

Shareholders’ equity:
Common Shares, no par value; unlimited number authorized; 38,779,333 shares issued and outstanding, actual and as adjusted	271,608	271,608	235,593	235,593
Preferred shares, no par value; unlimited number authorized; no shares issued and outstanding, actual and as adjusted	—	—	—	—
Warrants (2)	—	18,424	—	15,981
Holder conversion option	9,740	9,740	8,449	8,449
Additional paid in capital	14,764	14,764	12,806	12,806
Deficit (2)	(321,408)	(322,761)	(278,789)	(279,962)

Total shareholders’ equity	(25,296)	(8,225)	(21,941)	(7,133)

Total capitalization	13,100	99,450	11,364	86,264

Notes:

(1)	Excludes the long-term deferred gain on sale of property of CDN$18.0 million.

(2)	Under Canadian GAAP, the financing would be considered a compound financial instrument and accordingly we will separately record both a liability component (US$65.3 million) and an equity component (US$16.0 million) on our balance sheet. The liability component will include the 2007 Senior Notes (US$32.4 million) and the 2007 Junior Notes (US$32.9 million). The equity component will consist of the Warrants (US$16.0 million). In addition, offering expenses related to the liability component will be presented as a reduction of the 2007 Senior Notes (US$2.6 million) and the 2007 Junior Notes (US $2.6 million). Offering expenses related to the equity component (US$1.2 million) will be charged to the deficit.

(3)	The 2007 Junior Notes are subject to mandatory conversion at the option of the Company into Common Shares within five business days of the effectiveness of our registration statement filed with the SEC in respect of the Common Shares issuable upon such mandatory conversion. Upon mandatory conversion, the 2007 Junior Notes will be reclassified as Common Shares.
The table above should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus. The number of Common Shares outstanding excludes the following:

➢	2,680,902 Common Shares issuable upon exercise of options outstanding as of March 31, 2007, at a weighted average exercise price of CDN$17.43 per share, of which options to purchase 1,502 ,986 shares were exercisable as of that date;

➢	2,166,515 Common Shares available for future grant under our stock option plan and an agreement to issue up to 220,000 Common Shares to our President and Chief Executive Officer as of March 31, 2007;

➢	2,134,471 Common Shares initially issuable upon conversion of the Notes;

➢	6,309,148 Common Shares initially issuable upon conversion of the 2007 Notes; and

➢	2,250,645 Common Shares initially issuable upon exercise of the Warrants.
Since March 31, 2007, the only change in our capitalization and loan structure (other than a change in deficit due to operations) has been:

➢	the issuance of the 2007 Notes.

Recent developments
On April 11, 2007 we announced that we received notification from the FDA that the date for FDA’s review of the NDA for eprodisate (KIACTA™) for the treatment of AA amyloidosis, was extended to July 16, 2007. Previously, the action date under the Prescription Drug User Fee Act (“PDUFA”) for the eprodisate (KIACTA™) NDA had been April 16, 2007.
The FDA extended the PDUFA goal date by three months to provide time for a full review of an amendment to the eprodisate (KIACTA™) NDA submitted by Neurochem in February 2007. This additional submission is considered by the FDA to be a major amendment to the NDA, allowing an extension of the action date.
On April 19, 2007 we announced that the database for the North American Phase III clinical trial for tramiprosate (ALZHEMED™) for the treatment of AD had been locked. The analysis of the data is ongoing and entails employing an accurate statistical model that appropriately describes the data and provides accurate results. We have been advised by our external team of statisticians that adjustment to the initial statistical model, as set out in the statistical plan, would be necessary to provide accurate results. The procedure to arrive at a reliable model involves a detailed analysis of potential confounding factors such as the effect of concomitant medications, baseline characteristics of the study population or differences in clinical sites. Potential refinement of the statistical model was discussed with the FDA before filing and was anticipated in the plan filed.
In a clinical trial of the size, duration and complexity of the tramiprosate (ALZHEMED™) Phase III study, such a process is not uncommon. The Company has been informed that it could take several weeks, perhaps longer, before the results are known. We continue to expect to announce these results during the second quarter of 2007.
Private Placement of 2007 Senior Notes, 2007 Junior Notes and Warrants
On May 2, 2007, we completed a private placement in which we issued US$40,000,000 aggregate principal amount of 6% 2007 Senior Notes due May 3, 2027 and US$40,000,000 aggregate principal amount of 5% senior subordinated convertible notes due May 3, 2012 pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”) dated May 1, 2007, by and between Neurochem and certain investors (the “Initial Purchasers”). In connection with this transaction, warrants to purchase Common Shares were issued to the Initial Purchasers and to Rodman & Renshaw, LLC, the placement agent for the private placement (the “Warrants”).
The following constitutes only a summary of the features and terms of the 2007 Senior Notes, 2007 Junior Notes and Warrants and is subject in its entirety to the actual terms of such instruments. The forms of the 2007 Senior Notes, 2007 Junior Notes and Warrants are available at www.sedar.com and at www.sec.gov.
The 2007 Senior Notes
The 2007 Senior Notes mature on May 3, 2027, subject to earlier repurchase, redemption or conversion. Interest on the 2007 Senior Notes started accruing on May 2, 2007, and is payable semi-annually in cash until maturity.
The 2007 Senior Notes have a conversion price equal to the lesser of US$12.68 or the arithmetic average of the five-day volume-weighted average trading price of the Common Shares immediately preceding any conversion, subject to a minimum conversion price of US$6.00 and a maximum conversion price of US$12.68.
The conversion price for the 2007 Senior Notes may be adjusted if we obtain shareholder approval to issue more than 24.9% of our outstanding common shares (as of April 27, 2007) in accordance with the rules of the TSX. Upon obtaining shareholder approval, and subject to the maximum price and minimum price referred to above, after the results of certain clinical trials and data are released by the Company, the conversion price may be adjusted to be a fixed price equal to 100% of the arithmetic average of the daily volume-weighted average price of the Common Shares on each trading day ending on the 20th trading day following the adjustment date. The conversion price may be settled in cash or Common Shares at our option, subject to maximum amount of 24.9% of the issued and outstanding shares of the Company as of April 27, 2007, unless shareholder approval is subsequently obtained in order to issue a greater amount. Subject to a minimum price of US$6.00, if we are unable to issue shares to an investor upon conversion of the 2007 Senior Notes, we will make a cash payment to the holders for the differential based on the arithmetic average of the five-day volume-weighted average price for the Common Shares preceding the date of the relevant conversion.
The 2007 Senior Notes include anti-dilution provisions customary for instruments of this nature, certain of which are subject to TSX and shareholder approval.
Following the effectiveness of a prospectus/registration statement covering resale of the Common Shares underlying the 2007 Senior Notes, the 2007 Senior Notes will be subject to early redemption for the principal amount plus accrued and unpaid interest, provided that the market price for the Common Shares at the time of the forced redemption has been greater than 175% of the conversion price of the 2007 Senior Notes for the immediately preceding 10 consecutive trading days. Redemption may be settled at our option in cash or Common Shares. In the event of a change of control prior to maturity of the 2007 Senior Notes, the 2007 Senior Notes may, at the option of the holders, be redeemed for the principal amount thereof plus any accrued but unpaid interest, plus the interest that the investor would have otherwise been entitled to at the maturity date of the 2007 Senior Note and additional compensation to make the investor whole for the loss of its ability to exercise the warrant.
The 2007 Junior Notes
The 2007 Junior Notes mature on May 3, 2012, subject to earlier repurchase, redemption or conversion. Interest on the 2007 Junior Notes started accruing on May 2, 2007, and is payable in cash until maturity.
The 2007 Junior Notes are subject to an automatic conversion into Common Shares at our election within five business days of the effectiveness of a registration statement at a conversion price equal to the lesser of US$12.68 and the arithmetic average of the five-day volume-weighted average price of the Common Shares preceding the date of such registration. If the registration statement is not effective at least five business days prior to the issuance of a press release with respect to certain top line results concerning the Company’s Phase III North American clinical trials for tramiprosate (ALZHEMED™), then the conversion price at the time of any conversion shall be the lower of US$12.68 or the arithmetic average of the five-day volume-weighted average price of the Common Shares preceding the date of conversion, subject to a minimum price of US$6.00. If the effective date of the registration statement was at least five business days prior to such press release, then the conversion price at the time of any conversion shall be the lower of US$12.68 and the arithmetic average of the five-day volume-weighted average price of the Common Shares preceding the date of conversion, subject to a minimum price of US$9.00 per share.
The Warrants
The Warrants entitle the holders thereof to purchase up to an aggregate of 2,250,645 Common Shares of the Company at an initial exercise price of US$12.68 per Common Share for a period beginning November 2, 2007, and ending on May 2, 2012. Purchasers of the 2007 Senior Notes received an aggregate of 788,644 Warrants, and purchasers of the 2007 Junior Notes received an aggregate of 1,272,727 Warrants to purchase Common Shares. Rodman & Renshaw, LLC acted as placement agent in connection with the transaction and received 189,274 Warrants in consideration for its services.
The exercise price and/or the number of Common Shares underlying the Warrants are subject to adjustment in certain circumstances, including where: (i) the Company issues Common Shares at a price per share less than the exercise price for the Warrants; (ii) the Company grants options or issues convertible securities where the exercise of such options or conversion of such securities could result in the issuance of Common Shares at a price per share less than the exercise of the Warrants; (iii) the purchase price under any options, the additional consideration payable upon the issue, conversion, exercise or exchange of any convertible securities or the rate at which any convertible securities are convertible shall decrease; (iv) the Company subdivides one or more classes of its outstanding Common Shares, whether by share split, share dividend, recapitalization or otherwise; (v) the Company declares a dividend or makes certain other distributions, by way of a return of capital or otherwise; or (vi) in certain cases, upon the consolidation, merger, sale of all or substantially all assets, reorganization or recapitalization or a change of control. Certain of such adjustments require the prior approval of our shareholders and of the TSX.
Neurochem has agreed to file a prospectus and registration statement to qualify the resale of the Common Shares issuable upon conversion of the 2007 Notes or exercise of the Warrants to become effective within 10 business days of closing of the private placement.
Neurochem will use the net proceeds from the private placement for general corporate purposes, which may include, but are not limited to, advancing its current clinical development programs or initiating new ones, research for new or existing products and capital expenditures.
Announcement at Annual General Meeting
At its annual general meeting on May 8, 2007, Neurochem announced for the first time that eprodisate has shown beneficial effects against diabetes and metabolic syndrome in a rat model. The preliminary results have shown that eprodisate protects the kidney in obese diabetic rats. As well, eprodisate has shown an impact on metabolic changes associated with diabetes and obesity, including a significant decrease of triglyceride levels and cholesterol, a significant decrease of glycemia and increase in insulin secretion and/or sensitivity.
As years of safety information on eprodisate in humans from the AA amyloidosis program have already been collected, the Company plans to initiate a Phase IIa clinical trial in diabetic patients later in 2007.
Material US federal tax consequences
The following is a summary of material US federal income tax consequences to a US Holder (as defined below) arising from and relating to the ownership and disposition of a Note and the conversion of a Note into, and the subsequent ownership and disposition of, Common Shares.
Purchasers of Notes resident in a jurisdiction other than the United States should consult their own tax advisors prior to deciding to purchase Notes.

This summary is for general information purposes only and is not a complete description of all the potential US federal income tax consequences that may apply to a US Holder acquiring a Note. In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax consequences of the ownership, conversion and disposition of a Note and the ownership and disposition of Common Shares received upon conversion of a Note. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder. Each US Holder should consult its own tax advisors regarding the US federal income, estate and gift, US state and local, and foreign tax consequences of the ownership, conversion and disposition of a Note and the ownership and disposition of Common Shares received upon conversion of a Note.
In compliance with US Treasury Department Circular 230, you are hereby notified that: (a) the discussion in this offering memorandum related to US federal tax issues is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding any US federal tax penalties that may be imposed on the taxpayer; (b) the discussion was written to support the promotion or marketing of the offering; and (c) each taxpayer should seek advice regarding an investment in Notes based on their particular circumstances from an independent tax advisor.
Scope of this Disclosure
Authorities
This summary is based on the US Internal Revenue Code of 1986, as amended (the “Code”), final and temporary Treasury Regulations promulgated thereunder, US court decisions, published rulings and administrative positions of the US Internal Revenue Service (the “IRS”), and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-US Tax Convention”), in each case as in effect and available as of the date of this prospectus supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any change could be applied on a retroactive basis and could affect the US federal income tax consequences described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.
US Holders
For purposes of this summary, a “US Holder” is a beneficial owner of Notes or Common Shares received upon conversion of a Note that, for US federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity classified as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia, (c) an estate if the income of the estate is subject to US federal income tax regardless of the source of the income, or (d) a trust if (i) the trust has validly elected to be treated as a US person for US federal income tax purposes or (ii) a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.
US Holders subject to special US federal income tax rules not addressed
This summary does not address the US federal income tax consequences for US Holders that are subject to special provisions under the Code, including the following US Holders: (a) US Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred or tax-advantaged accounts; (b) US Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) US Holders that have a “functional currency” other than the US dollar; (d) US Holders that are liable for the alternative minimum tax under the Code; (e) US Holders that own Notes or Common Shares received upon conversion of a Note as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) US Holders that hold Notes or Common Shares received upon conversion of a Note other than as a capital asset within the meaning of Section 1221 of the Code; (g) US Holders that own, directly or indirectly, 10% or more, by voting power or value, of the Company; (h) partnerships or other entities classified as partnerships for US federal income tax purposes; (i) investors in pass-through entities; and (j) certain former citizens or residents of the US. US Holders that are subject to special provisions under the Code, including US Holders described immediately above, should consult their own tax advisors regarding the US federal income, estate and gift, US state and local, and foreign tax consequences of the ownership, conversion and disposition of a Note and the ownership and disposition of Common Shares received upon conversion of a Note.
If an entity that is classified as partnership for US federal income tax purposes holds Notes or Common Shares received upon conversion of a Note, the US federal income tax consequences to the partnership and the partners of the partnership generally will depend on the activities of the partnership and the status of the partners. Partners of entities that are classified as partnerships for US federal income tax purposes should consult their own tax advisors regarding the US federal income tax consequences of the ownership, conversion and disposition of a Note and the ownership and disposition of Common Shares received upon conversion of a Note.

Tax consequences other than US federal income tax consequences not addressed
This summary addresses solely US federal income tax consequences and does not address any US state and local, US estate and gift, or foreign tax consequences to US Holders. Each US Holder should consult its own tax advisor regarding the US state and local, US estate and gift and foreign tax consequences of the ownership, conversion and disposition of a Note and the ownership and disposition of Common Shares received upon conversion of a Note.
The Notes
We intend to take the position that the Notes will be treated as indebtedness for US federal income tax purposes. However, there can be no assurance that the IRS will not assert that the Notes should instead be characterized as equity for US federal income tax purposes, or that a court would not sustain such a recharacterization of the Notes. US Holders are urged to consult their tax advisors with respect to the potential consequences to them if the Notes were treated as equity for US federal income tax purposes.
Interest payments
The Notes were originally issued for an amount equal to the principal amount. Therefore, except as discussed below with respect to market discount, interest on a Note received or accrued by a US Holder will be taxable as ordinary interest income at the time it is accrued or paid, in accordance with the US Holder’s method of accounting for US federal income tax purposes. This interest income generally will be foreign source income.
Market Discount
If a US Holder purchases a Note at a price that is lower than its face value by at least 0.25% of its face value multiplied by the number of remaining whole years to maturity, the Note will be considered to have “market discount” in the hands of such US Holder. The amount of this market discount is the difference between the price paid for the Note and its stated principal amount.
This market discount will generally be treated as accruing ratably on the Notes during the period from the date of acquisition to the maturity date of the Notes, unless you make an election to accrue the market discount on a constant yield to maturity basis. You will be required to treat any principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of the Notes as ordinary income to the extent of the lesser of:

➢	the amount of the payment or gain; or

➢	the market discount which is treated as having accrued on the Notes at the time of the payment or disposition and which has not previously been included in income.
In addition, you may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a Note with market discount, until the maturity of the Note or its earlier disposition in a taxable transaction.
In the alternative, you may elect to include market discount in income currently as it accrues on either a ratable or constant yield to maturity basis, in which case the rules described above will not apply. The election to include market discount in income as it accrues will apply to all market discount instruments acquired by you on or after the first day of the taxable year to which the election applies and may not be revoked without the consent of the IRS. Your tax basis in a Note will be increased by the amount of market discount you include in income with respect to it.
Market discount included in income is generally treated as ordinary interest for United States federal income tax purposes. This interest income generally will be foreign source income.
Bond Premium
In general, if your purchase price for Notes is greater than the Notes’ stated principal amount, the Notes will be treated as issued with amortizable bond premium equal to this difference, which you may generally elect to amortize over the term of the Notes. With respect to convertible bonds, such as the Notes, the holder’s basis for purposes of calculating the amount of any bond premium is reduced by an amount equal to the value of the conversion option.
If bond premium is amortized, the amount of interest that must be included in income for each period ending on an interest payment date will be reduced. The reduction will be equal to the portion of premium allocable to the interest period based on the yield to maturity with respect to the Note using a constant-yield method. If you elect to amortize premium you must reduce your tax basis in a Note by the amount of the premium amortized during your holding period. If you elect not to amortize bond premium, you must include the full amount of each interest payment as ordinary income in accordance with your regular method of tax accounting. You may receive a tax benefit (in the form of capital loss or reduced capital gain) from any unamortized premium in computing your gain or loss upon the sale or disposition of the principal amount of the Note.

If you make an election to amortize bond premium for a Note with bond premium, this election will result in a deemed election to amortize bond premium for all of your debt instruments with bond premium and may be revoked only with the permission of the IRS.
Payment of Excess Amounts
Under the terms of the Notes, we may be obligated in certain circumstances to pay amounts in excess of stated interest or principal on the Notes. Under US Treasury Regulations, the possibility that these excess amounts might be paid will not affect the amount of interest income a US Holder recognizes in advance of the payment or accrual of these amounts if there is only a remote chance as of the date the Notes are issued that the US Holder will receive these amounts. We intend to take the position that there is only a remote chance that these excess amounts will be paid. Assuming our position is respected, any payment of these excess amounts would be taxable to a US Holder as ordinary interest income when received or accrued in accordance with the US Holder’s regular method of accounting for US federal income tax purposes. Our determination that these contingencies are remote is binding on a US Holder unless the holder discloses a contrary position in the manner required by the applicable US Treasury Regulations. Our determination is not, however, binding on the IRS and there can be no assurance that the IRS will not take a contrary position, or that a court will not sustain such a contrary position, which could affect the amount of income included by US Holders of Notes and the character of any gain or loss realized on the disposition of a Note.
Conversion
The conversion of Notes into Common Shares will not be a taxable event for US federal income tax purposes (other than with respect to cash received in lieu of a fractional share of common stock). A US Holder’s income tax basis in Common Shares received on a conversion of a Note generally will be the same as the holder’s adjusted tax basis in the Note just prior to the time of the conversion, reduced by any basis allocable to a fractional share for which the holder receives a cash payment. Although the matter is not free from doubt, any amount paid by a US Holder to us upon conversion of a Note will likely increase the holder’s basis in the Common Shares received (rather than directly offsetting any payment of interest by us, which will generally be taxable as ordinary income as described above). The holding period for the Common Shares will generally include the holding period of the Note converted. Cash received in lieu of a fractional share of common stock will be treated as a payment in exchange for a fractional share of common stock and generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the US Holder’s adjusted basis allocable to the fractional share).
If a US Holder receives solely cash for a Note upon conversion, the US Holder’s gain or loss will be determined in the same manner as if the US Holder disposed of the Note in a taxable disposition (as described below in “Sale, Disposition, or Redemption”).
If we pay a combination of cash and Common Shares in exchange for Notes upon conversion, we may take the position that the Notes are securities for US federal income tax purposes and that, as a result, the exchange would be treated as a recapitalization (although we cannot be certain that the IRS would not challenge this conclusion, or that if challenged this conclusion would be sustained). In this case, gain, but not loss, would be recognized equal to the excess of the sum of the fair market value of the Common Shares and cash received over a US Holder’s adjusted tax basis in the Notes, but in no event should the gain recognized exceed the amount of cash received (excluding amounts attributable to cash received in lieu of fractional shares). The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share would be equal to the difference between the amount of cash a US Holder received in respect of the fractional share and the portion of the US Holder’s adjusted tax basis in the Note that is allocable to the fractional share. The tax treatment of a conversion of a Note into cash and Common Shares is uncertain and US Holders should consult their tax advisors regarding the consequences of such a conversion. The tax basis of the Common Shares received upon a conversion would equal the adjusted tax basis of the Note that was converted (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of cash received (other than cash received in lieu of a fractional share), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). A US Holder’s holding period for Common Shares would include the period during which the US Holder held the Notes.
If the conversion of a Note into cash and Common Shares were not treated as a recapitalization, the cash payment received generally would be treated as proceeds from the sale of a portion of the Note and taxed in the manner described below in “Sale, Disposition, or Redemption” (or, in the case of cash received in lieu of a fractional share, taxed as a disposition of a fractional share), and the Common Shares received would be treated as having been received upon a conversion of the Note, which generally would not be taxable to a US Holder. In such case, the US Holder’s tax basis in the Note would generally be allocated pro rata among the Common Shares received, the fractional share that is treated as sold for cash and the portion of the Note that is treated as sold for cash. The holding period for the Common Shares received in the conversion would include the holding period for the Notes.
If, in addition to Common Shares, cash, or a combination of Common Shares and cash, upon conversion you receive rights or warrants to acquire our Common Shares or other securities, then the receipt of rights or warrants may be taxable, and we encourage you to consult your tax advisor as to the consequences of the receipt of the rights or warrants upon conversion. The receipt of reference property (as defined in the Final Prospectus) upon conversion of a Note may also be taxable, and we encourage you to consult your tax advisor as to the consequences of the receipt of any reference property upon conversion.

Adjustments to conversion price
Certain adjustments to the conversion price of the Notes could be treated as a constructive distribution by us to you for US federal income tax purposes. This treatment would generally apply to adjustments that occur as a result of the distribution of cash or other property by us to our shareholders and to certain discretionary adjustments that are considered for US tax purposes to increase the proportionate interests of the holders of Notes in the Company relative to other equity participants. To the extent these deemed distributions do not exceed our current and accumulated earnings and profits as calculated for US income tax purposes, they will subject a US Holder to US federal income tax in the same manner as if they had received actual dividends from us even if the US Holder has not received cash or other property as a result of such adjustments. It is not clear whether a constructive dividend deemed paid to a US Holder would be eligible for the preferential rates of federal income tax applicable in respect of certain dividends received.
To the extent a deemed distribution exceeds our earnings and profits as calculated for US income tax purposes, it will likely constitute a tax free return of capital to the extent of the US Holder’s tax basis in its Notes. To the extent that these distributions are in excess of the US Holder’s basis in its Notes, the distribution will likely constitute gain from a deemed sale or exchange of the US Holder’s Notes. See “Sale, disposition, or redemption”.
You are urged to consult your own tax advisors regarding the effect of these rules with respect to your particular situation.
Sale, disposition, or redemption
Upon the sale, exchange, redemption or other disposition of a Note, including the receipt of cash rather than Common Shares upon conversion of a Note, receipt of cash upon the exercise of a US Holder’s put option with respect to a Note, and receipt of cash pursuant to a change in control offer, a US Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or redemption (or the US dollar value of the amount if it is realized in a foreign currency, based upon the spot rate prevailing on the date of the disposition) and the holder’s adjusted tax basis in the Note. A US Holder’s adjusted tax basis in a Note generally will be the US dollar value of the purchase price originally paid by the US Holder for the Note on the date of purchase, increased by any accrued market discount included in income and reduced by any amortized bond premium. Except with respect to gains or losses attributable to changes in exchange rates, as described below, and subject to the market discount rules discussed above, gain or loss recognized on a disposition will generally be capital gain or loss, and will be long-term capital gain or loss if the US Holder’s holding period for the Note exceeds one year on the date of the sale or disposition. If you are not a corporation, the long term capital gain will generally be subject to US federal income tax at a maximum rate of 20% (15% for gains properly taken into account during the period beginning on May 6, 2003 and ending with the end of your taxable year that begins in 2010). The deductibility of capital losses is subject to certain limitations. If you sell a Note at a loss that meets certain thresholds, you may be required to file a disclosure statement with the IRS under the Treasury regulations.
If a US Holder sells a Note between interest payment dates, a portion of the amount realized will reflect accrued interest that has not yet been paid by the sale date. This amount will be treated as ordinary interest income and not as sale proceeds.
Gain or loss recognized by a US Holder generally will be treated as US source income or loss for foreign tax credit purposes. You should consult you own tax advisors as to the foreign tax credit implications of a sale, exchange or redemption of a Note.
Gain or loss recognized by a US Holder on the sale, exchange or redemption of a Note that is attributable to changes in the rate of exchange between the US dollar and foreign currency generally will be treated as US source ordinary income or loss. This foreign currency gain or loss will be recognized on the sale or retirement of a Note only to the extent of the total gain or loss recognized on the sale or retirement of the Note.
Common Shares Received Upon Conversion of a Note
Dividends
Distributions made by us with respect to Common Shares, including deemed dividends and certain distributions of stock or stock rights (which for these purposes will include the amount of any Canadian withholding tax paid with respect to a distribution), generally will be treated as foreign source income taxable as an ordinary dividend to the extent the distributions are paid out of our current or accumulated earnings and profits as determined under US federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, it will first reduce a US Holder’s tax basis in their Common Shares and to the extent in excess of the US Holder’s tax basis will be treated as gain from the sale or exchange of property. The amount of any cash distribution paid in Canadian dollars will be equal to the US dollar value of the Canadian dollars on the date of distribution regardless of whether the payment is in fact converted into US dollars at that time. Gain or loss, if any, realized on the sale or disposition of Canadian dollars will generally be US source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of property on the date of distribution. Dividends received by non-corporate US Holders in tax years beginning on or before December 31, 2010 generally are subject to reduced rates of taxation, subject to certain limitations, provided the Company is not a PFIC (as defined below). US Holders generally will not be entitled to claim the corporate dividends received deduction with respect to distributions by us.
Subject to certain limitations and restrictions, Canadian taxes withheld from or paid on dividend distributions may be eligible for credit against the US Holder’s US federal income taxes. A US Holder must satisfy minimum holding requirements in order to be eligible to claim a foreign tax credit for taxes withheld on dividends. A foreign tax credit is not allowed for foreign taxes withheld on dividends in circumstances where the US Holder is under an obligation to make related payments in connection with positions in “substantially similar or related property”. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific “baskets” of income. For this purpose, dividends paid by us with respect to Common Shares generally will constitute “passive income”. The rules relating to foreign tax credits are complex, and you should consult with your own tax advisors with regard to the availability of a foreign tax credit and the application of foreign tax credit limitations to your particular circumstances.
Sale or disposition
Except to the extent of any market discount that has not previously been taken into income with respect to Notes converted by a US Holder into Common Shares, a US Holder generally will recognize capital gain or loss for US federal income tax purposes on the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference between the amount realized on the disposition and the US Holder’s adjusted tax basis in the shares. Gain or loss, if any, generally will be US source gain or loss and will be long-term capital gain or loss if the US Holder held the Common Shares for more than one year on the date of the disposition. If you are not a corporation, the long term capital gain will generally be subject to US federal income tax at a maximum rate of 20% (15% for gains properly taken into account during the period beginning on May 6, 2003 and ending with the end of your taxable year that begins in 2010). US Holders should consult their own tax advisors with respect to their ability to credit Canadian capital gains tax or withholding tax, if any, against their US federal income taxes.
Although the matter is not free from doubt, any part of the amount realized from the sale, exchange or other taxable disposition of Common Shares that is attributable to market discount not previously taken into income should generally be treated as ordinary income, rather than capital gain. This income would generally be foreign source income.
Passive foreign investment company
We will be a passive foreign investment company (“PFIC”) for US federal income tax purposes in any taxable year if 75% or more of our gross income (including our pro-rata share of the gross income of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value) is passive income, or on average at least 50% of the gross value of our assets (including our pro-rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value) is held for the production of, or produces, passive income.
PFIC status is determined on an annual basis. We do not expect to be a PFIC for the year ended December 31, 2007. However, because our income and assets and the nature of our activities may vary from time to time, we cannot assure you that we will not be considered a PFIC for any taxable year. If you own Common Shares during a taxable year in which we are a PFIC, the PFIC rules generally will apply to you thereafter, even if in subsequent taxable years we no longer meet the test described above to be treated as a PFIC. No ruling will be sought from the IRS regarding whether we are or are not a PFIC.
In general, if a US Holder of Common Shares fails to make one of the elections described below for any taxable year that we are treated as a PFIC, the US federal income tax consequences to the US Holder will be determined under the so-called “interest charge” method. Under this regime, (i) dividends would not be eligible for the reduced rates described above, (ii) any gain derived from the disposition of common stock (possibly including a disposition that would otherwise not be taxable, such as certain gifts, an exchange in a corporate reorganization, or a pledge of Common Shares as security for a loan), as well as any “excess distribution” that is received from us (i.e., a distribution that exceeds 125% of our average distributions for the shorter of the prior three years, or the US Holder’s holding period for the Common Shares), would be treated as ordinary income that was earned ratably over each day in the US Holder’s holding period for the common stock, (iii) the portion of the gain or distribution that is allocable to prior taxable years, other than any year before we became a PFIC, would be subject to US federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the US Holder, and (iv) an interest charge would be imposed on the resulting US federal income tax liability as if the liability represented a tax deficiency for the past taxable years, other than any year before we became a PFIC. In addition, a step-up in the tax basis of the common stock may not be available upon the death of an individual US Holder.
If a US Holder makes a timely election to treat us as a qualified electing fund (“QEF”) (covering all taxable years during which the holder held the Common Shares and during which we are treated as a PFIC), the US Holder would be required to annually include in gross income (i) as ordinary income, the holder’s pro-rata share of our ordinary earnings, and (ii) as long-term capital gain, a pro-rata share of our net capital gain, regardless of whether our earnings or gain have in fact been distributed.

However, we do not currently intend to comply with the US tax accounting, record-keeping and reporting requirements necessary for a US Holder to make a QEF election.
As an alternative to a QEF election, a US Holder may elect to mark its Common Shares to market (a “Mark-to-Market Election”). A US Holder who makes a Mark-to-Market Election must generally recognize gain or loss on an annual basis as if the holder has disposed of its Common Shares at the end of each taxable year. This gain or loss is generally treated as ordinary income or ordinary loss rather than capital gain or capital loss.
You are urged to consult your tax advisors about the PFIC rules, including the advisability, procedure and timing of making a Mark-to-Market Election in connection with your holding of Common Shares.
Foreign Tax Credits for Canadian Taxes Paid or Withheld
A US Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership, conversion or disposition of Notes or Common Shares may be entitled to elect to receive either a deduction or a credit for US federal income tax purposes. There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s US federal income tax liability that the US Holder’s “foreign source” taxable income bears to the US Holder’s worldwide taxable income. In applying this limitation, a US Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “US source.” Interest payment on Notes and dividend payments with respect to Common Shares generally will be foreign source for this purpose. Gain on the disposition of Notes or Common Shares generally will be US source, unless the gain is subject to tax in Canada and is resourced as foreign source gain under the provisions of the Canada-US Tax Convention. The foreign tax credit rules are very complicated; you should consult your own tax advisors regarding the foreign tax credit rules and the application of the foreign tax credit rules to your particular circumstances.
Information Reporting: Backup Withholding Tax
Payments made within the United States, or by a US payor or US middleman, of interest, dividends, constructive distributions, and proceeds arising from certain sales or other taxable dispositions of Notes or Common Shares will be subject to information reporting and backup withholding tax, at the rate of 28%, if a US Holder (a) fails to furnish the US Holder’s correct US taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect US taxpayer identification number, (c) is notified by the IRS that the US Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that the US Holder has furnished their correct US taxpayer identification number and that the IRS has not notified the US Holder that they are subject to backup withholding tax. However, US Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the US backup withholding tax rules will be allowed as a credit against a US Holder’s US federal income tax liability, if any, or will be refunded, if the US Holder follows the requisite procedures and timely furnishes the required information to the IRS. You should consult you own tax advisors regarding the information reporting and backup withholding tax rules.
Canadian federal income tax considerations
The discussion below is a general description of the Canadian federal income tax considerations generally arising from and related to the ownership and disposition of a Note acquired pursuant to the Initial Resale and the conversion of a Note into, and the subsequent ownership and disposition of, Common Shares. It does not take into account the individual circumstances of any particular investor. Therefore, prospective investors are urged to consult their own tax advisors with respect to the tax consequences of an investment in the Notes.
The following is a general summary of the principal Canadian federal income tax considerations generally applicable to a person who acquires Notes pursuant to this Initial Resale and who, at all relevant times, for purposes of the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”), is not resident in Canada, holds the Notes and will hold any Common Shares issued on the conversion of the Notes as capital property (the Notes and the Common Shares are collectively referred to as the “Securities” for the purposes of this section), deals with the Company at arm’s length, does not use and is not deemed to use or hold the securities in the course of carrying on, or otherwise in connection with, a business in Canada and who, at all relevant times, for the purposes of the Canada-US Tax Convention, is resident in the United States, has never been resident in Canada, and has not held or used (and do not hold or use) Securities in connection with a permanent establishment or fixed base in Canada (a “Holder”). Generally, Securities will be considered to be capital property to a Holder provided that the Holder does not hold the Securities in the course of carrying on a business and has not acquired the Securities in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary does not deal with special situations, such as the particular circumstances of traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, “authorized foreign banks”, “specified financial institutions” and “financial institutions” as defined in the Tax Act (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

This summary is based on the current provisions of the Tax Act and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (“CRA”). This summary takes into account all specific proposals to amend the Tax Act (the “Tax Proposals”) publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. It has been assumed that all Tax Proposals will be enacted substantially as proposed, although no assurance can be given in that respect. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not otherwise take into account or anticipate any changes in law or the administrative practices of the CRA, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder and no representation with respect to the income tax consequences to any particular Holder is made. Holders should consult with their own tax advisor with respect to the Canadian income tax consequences and any other possible federal, provincial, state, local or foreign tax consequences of an investment in the Securities based on their particular circumstances.
All amounts relevant in computing the liability of a Holder under the Tax Act are to be reported in Canadian currency at the rate of exchange prevailing at the relevant time.
Taxation of interest on Notes
Based on Counsel’s understanding of the current administrative practices of the CRA and on a certificate of an officer of the Company relating to certain factual matters a Holder will not be subject to Canadian withholding tax in respect of amounts paid or credited by the Company as, on account or in lieu of payment of, or in satisfaction of, interest, principal or premium on the Notes.
Exercise of conversion privilege
The conversion of a Note into Common Shares on the exercise of a conversion privilege by a Holder will generally be deemed not to constitute a disposition of the Note and, accordingly, a Holder will not realize a gain or loss on such conversion. If, upon conversion of a Note, the Company elects to satisfy its obligations to a Holder in whole or in part by delivering property other than shares of the Company, then the consequences shall be as set forth below under the heading “Disposition of Notes and Common Shares”.
Disposition of Notes and Common Shares
A Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Holder on a disposition of Notes (which includes a redemption of the Notes by the Company) or Common Shares, as the case may be, unless the Notes or Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Holder at the time of disposition and the Holder is not entitled to relief under the Canada-US Tax Convention. As long as the Common Shares are listed on a prescribed stock exchange (within the meaning of the Tax Act which currently includes the Toronto Stock Exchange), the Notes and the Common Shares generally will not constitute taxable Canadian property of a Holder, unless at any time during the 60-month period immediately preceding the disposition, the Holder, persons with whom the Holder did not deal at arm’s length, or the Holder together with all such persons, owned or had options, warrants or other rights to acquire 25% or more of the issued shares of any class or series of shares of the capital stock of the Company. For this purpose, a Holder of Notes will be considered to have an interest in or option in respect of the Common Shares into which its Notes may be converted. In the case of a Holder to whom Securities constitute, or are deemed to constitute, taxable Canadian property, no tax under the Tax Act will generally be payable on a capital gain realized on the disposition of such Securities by virtue of the relieving provisions of the Canada-US Tax Convention unless, at the time of disposition, the value of such Securities is derived principally from real property situated in Canada. The Company believes that, at the date of this Offering, the value of the Securities is not derived principally from real property situated in Canada.
Taxation of dividends on Common Shares
Dividends paid or credited or deemed to be paid or credited on the Common Shares to a Holder will be subject to a Canadian withholding tax in the amount of 25%. Under the Canada-US Tax Convention, the rate of withholding tax in respect of dividends or deemed dividends beneficially owned by a Holder would generally be reduced to 15% (or 5% in the case of a corporate Holder owning at least 10% of the voting shares of the Company).
Distribution pursuant to conversion rate adjustment provisions
To the extent that the Company elects to make an equivalent distribution to holders of Notes or permits holders of Notes to participate in certain events on a basis that is similar to holders of Common Shares, no conversion rate adjustments will be made under the Notes. The Canadian federal income tax consequences to Holders in such a situation are unclear, and Holders should consult their own tax advisors regarding the consequence to them of the Company making such an election.

Selling Securityholders
The table below sets forth the name of each Selling Securityholder that has signed, completed and returned a Notice and Questionnaire to the Company since the date of the Final Prospectus and the principal amount of Notes beneficially owned by such Selling Securityholder and the number of Common Shares issuable upon conversion of such Notes that may be offered under the Prospectus. The Company has prepared the table below based solely on the information given to it by the Selling Securityholders named in the table on or after the date of the Final Prospectus.
No Selling Securityholder has indicated that it has held any position or office or had any other material relationship with the Company or its affiliates during the past three years. The Selling Securityholders listed in the table may have sold or transferred, in transactions exempt from the prospectus and dealer registration requirements of Canadian securities legislation and the registration requirements of the US Securities Act, as amended, some or all of their Notes since the date as of which the information is presented in the table. Because the Selling Securityholders may offer all or some of their Notes or Common Shares from time to time, the Company cannot estimate the amount of the Notes or Common Shares that will be held by the Selling Securityholders upon the termination of any particular offering.

	Aggregate Principal	Common Shares Issuable	Other Securities
Name	Amount of Notes [1]	on Conversion of Notes[2]	Beneficially Owned
Altas Master Fund, Ltd.	$540,450	27,410	—
Frost Nevada Investments Trust	$5,000,000	253,590	—
Iron Hill Investments Inc.	$500,000	25,359	10,000
			Common Shares[3]
Visium Balanced Fund, LP	$2,021,175	102,510	—
Visium Balanced Offshore Fund, Ltd.	$3,365,775	170,705	—
Visium Long Bias Offshore Fund, Ltd.	$1,572,600	79,759	—

Notes:

1	This number represents the total aggregate principal amount of Notes held by each Selling Securityholder. After the completion of the Initial Resale of all such Notes, such Selling Securityholders would each hold 0% of the outstanding Notes.

2	This number represents the number of Common Shares issuable on conversion of the full aggregate principal amount of Notes held by the relevant Selling Securityholder. If a Selling Securityholder were to convert and sell all of these shares, each would own 0% of the Common Shares issued and outstanding with the exception of Iron Hill Investments Inc., which would own 0.0026% of the Common Shares issued and outstanding.

3	Following completion of the Initial Resale Iron Hill Investments Inc. will own 10,000 Common Shares representing approximately 0.0026% of the issued and outstanding Common Shares.
Plan of distribution
The Notes (and the Common Shares issuable on conversion of such Notes) listed above under the heading “Selling Securityholders” may be sold from time to time directly by the Selling Securityholders, alternatively, through underwriters, broker-dealers or agents. If they are sold through broker-dealers or agents, the Selling Securityholders will be responsible for underwriting discounts or commissions or agents’ commissions. Such Notes (and the Common Shares issuable on conversion thereof) may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such sales may be effected in transactions (which may involve block transactions) (1) on the TSX or any US national securities exchange or quotation service on which the Notes or the Common Shares issuable on conversion thereof may be listed or quoted at the time of sale, (2) in the over-the-counter market, (3) otherwise than on such exchanges or services or in the over-the-counter market or (4) through the writing of options. In connection with sales of the Notes and the Common Shares issuable on conversion thereof or otherwise, the Selling Securityholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Notes (and the Common Shares issuable on conversion thereof) in the course of the hedging positions they assume. Selling Securityholders may also sell Notes (and the Common Shares issuable on conversion thereof) short and deliver them to close out short positions or loan or pledge Notes (and the Common Shares issuable on conversion thereof) to broker-dealers that in turn may sell such securities.

Documents incorporated by reference
This prospectus supplement is deemed, as of the date hereof, to be incorporated by reference into the Final Prospectus solely for the purposes of the Initial Resale and as described in this prospectus supplement.
Information has been incorporated by reference in the Final Prospectus from documents filed with securities commissions or similar authorities in Canada (including the permanent information record in the Province of Québec). Copies of documents incorporated by reference herein and not delivered with the Prospectus may be obtained upon request without charge from our Corporate Secretary at 275 Armand-Frappier Boulevard, Laval, Québec H7V 4A7, telephone (450) 680-4500 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. For the purpose of the Province of Québec, the Prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from our Corporate Secretary at the above-mentioned address and telephone number.
The following documents filed with the securities commission or similar regulatory authority in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of, the Prospectus:

➢	the audited consolidated balance sheets of Neurochem as at December 31, 2006 and 2005 and the audited consolidated statements of operations, deficit and cash flows for the years ended December 31, 2006, 2005, and 2004 and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon, the notes thereto and Management’s discussion and analysis of financial condition and results of operations in respect of the years ended December 31, 2006 and December 31, 2005;

➢	the unaudited consolidated balance sheets, consolidated statements of operations, consolidated statements of deficit, consolidated statement of cash flows and the notes thereto and Management’s discussion and analysis of financial condition and results of operations in respect of the three-month periods ended March 31, 2007 and 2006;

➢	the annual information form of Neurochem dated March 26, 2007 for the year ended December 31, 2006;

➢	the management proxy circular of Neurochem dated March 13, 2007; and

➢	the material change report of Neurochem dated May 2, 2007 related to the private placement of the 2007 Notes and the Warrants. See “Recent developments” and “Capitalization and changes in loan and capital structure”.
Any document of the type referred to in the preceding paragraph, along with any management proxy circulars and material change reports (other than any confidential material change reports), filed by Neurochem with a securities commission or similar regulatory authority in any province of Canada, after the date of this prospectus supplement and before the termination of the Initial Resale, will be deemed to be incorporated by reference in the Prospectus.
We are also incorporating by reference into the Prospectus and as an exhibit to the registration statement of which the Prospectus forms a part:

➢	the supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of our consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon, which was filed with the SEC on Form 40-F/A on March 13, 2007.
In addition, to the extent that any document or information incorporated by reference into the Prospectus is included in any report on Form 6-K, Form 40-F or any other form that is filed with or furnished by Neurochem to the SEC after the date of this prospectus supplement and until the Initial Resale is completed, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which the Prospectus forms a part.
Further, any document filed or furnished by Neurochem with the SEC under the U.S. Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement and until the Initial Resale is completed will be deemed to be incorporated by reference into the Prospectus if, and to the extent, expressly provided therein.
Any statement contained in a document incorporated or deemed to be incorporated by reference into the Prospectus will be deemed to be modified or superseded for the purposes of the Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission of a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.
Upon a new renewal annual information form and the related annual financial statements and management’s discussion and analysis of financial condition and results of operations being filed by us with the applicable securities regulatory authorities during the currency of this prospectus supplement or the Final Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements and their associated management’s discussion and analysis, material change reports and information circulars filed prior to the commencement of our financial year in which the new renewal annual information form was filed shall be deemed no longer to be incorporated into the Final Prospectus or the Prospectus for purposes of future offerings of the Securities thereunder.
Enforcement of civil liabilities
We are incorporated under the laws of Canada. Most of our directors and officers are residents of Canada. Most of our assets and the assets of such persons are located outside of the United States. As a result, it may be difficult for our US-based security holders to initiate a lawsuit within the United States. It may also be difficult for shareholders to enforce a United States judgment in Canada or elsewhere or to succeed in a lawsuit in Canada or elsewhere based only on violations of United States securities laws.
Legal matters
Certain legal matters in connection with the Initial Resale will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP (Montreal) and Davies Ward Phillips & Vineberg LLP (New York). As of the date of this prospectus supplement, the partners and associates of each of Davies Ward Phillips & Vineberg LLP, and Davies Ward Phillips & Vineberg LLP (New York), respectively, beneficially owned, directly or indirectly, less than 1% of any class of securities of Neurochem or any associated party or affiliate of Neurochem.
Independent chartered accountants
Our auditors are KPMG LLP, located at 600 de Maisonneuve Blvd. West, Suite 1500, Montreal, Québec H3A 0A3.
Our consolidated balance sheets as at December 31, 2006 and 2005 and our consolidated statements of operations, deficit and cash flows for the year ended December 31, 2006, 2005 and 2004 and for the period from inception (June 17, 1993) to December 31, 2006 incorporated by reference herein have been audited by our auditors who are independent chartered accountants.
Purchasers’ statutory rights
Securities legislation in certain provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities and with remedies for rescission or damages if the Final Prospectus, prospectus supplements relating to securities purchased by a purchaser and any amendment are not delivered to the purchaser, provided that the remedies are exercised by the purchaser within the time limit prescribed by securities legislation.
Securities legislation in certain of the provinces of Canada also provides purchasers with remedies for rescission or damages if the Final Prospectus, prospectus supplements relating to securities purchased by a purchaser or any amendment contain a misrepresentation, provided that the remedies are exercised by the purchaser within the time limit prescribed by securities legislation. Purchasers should refer to the applicable provisions of the securities legislation or consult with a legal advisor for the particulars of their rights.

Certificate of Neurochem Inc.
DATED:     May 8, 2007
This short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(signed) Francesco Bellini, Ph. D. Chairman, President and Chief Executive Officer	(signed) Mariano Rodriguez Vice President, Finance and Chief Financial Officer

On behalf of the Board of
Directors

(signed) Graeme K. Rutledge Director	(signed) Calin Rovinescu Director

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Certificate of the Selling Securityholders
DATED:     May 8, 2007
To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the Notes and the Common Shares issuable on conversion of such Notes as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the Notes and the Common Shares issuable on conversion of such Notes to be distributed.

Atlas Master Fund, Ltd.	Frost Nevada Investments Trust
By: (signed) Scott Schroeder	By: (signed) Phillip Frost

Iron Hill Investments Inc.	Visium Balanced Fund, lp
By: (signed) Michel Vennat	By: (signed) Mark Gottlieb

Visium Balanced Offshore Fund, Ltd.	Visium Long Bias Offshore Fund, Ltd.
By: (signed) Mark Gottlieb	By: (signed) Mark Gottlieb

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